

June 30, 2021

Eli Casdin
Chief Executive Officer
CM Life Sciences, Inc.
c/o Corvex Management LP
667 Madison Avenue
New York, New York 10065

> **Re: CM Life Sciences, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule PREM14A**
> **Filed June 28, 2021**
> **File No. 001-39482**

Dear Mr. Casdin:

We have reviewed your amended filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule PREM14A

Related Agreements, page 31

1. We note your disclosure in this section that the summary disclosure of the Related Agreements is qualified in its entirety by reference to the complete text of each of the Related Agreements and that the forms of the Forfeiture Agreement, Shareholder Lock-up Letter, Sponsor Support Agreement, and Subscription Agreement are attached hereto as Annexes C, D, and E, respectively. However, we do not see that you have included the Forfeiture Agreement, Shareholder Lock-up Letter and Sponsor Support Agreement as annexes in your preliminary proxy statement. Please include those agreements as annexes to your proxy statement and revise this section to refer to the correct annexes, or revise your disclosure as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at 202-551-3743 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Colin J. Diamond, Esq.